SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
Amendment No. 1
to
ANNUAL REPORT
of
PROVINCE OF NOVA SCOTIA CANADA
(Name of Registrant)
Date of end of last fiscal year: March 31, 2006
SECURITIES REGISTERED*
(As of close of fiscal year)

	Amounts as to	Names of
	which registration	exchanges on
Title of issue	is effective	which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:
PAMELA WALLIN
DAVID MURCHISON
Canadian Consulate General
1251 Avenue of the Americas
New York, New York 10020-1175

DAVID H. LANDAU Katten Muchin Rosenman LLP 575 Madison Avenue New York, New York 10022-2585	VICKI L. HARNISH Deputy Minister of Finance Province of Nova Scotia P.O. Box 187 Halifax, Nova Scotia B3J 2N3
*	The Registrant filed this annual report on a voluntary basis.

     The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its Annual Report on Form 18-K for the fiscal year ended March 31, 2006, as set forth in the pages attached hereto:

Exhibit 99.1	Update of selected data based on the Forecast Update to the Provincial Budget
SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to its Annual Report to be signed on its behalf by the undersigned, it’s authorized agent.

Province of Nova Scotia
By:	/s/ Vicki L. Harnish
Deputy Minister of Finance

Date: January 2, 2007
EXHIBIT INDEX

Exhibit
Number	Description	Page
99.1	Update of selected data based on the Forecast Update to the Provincial Budget.	3

2